Exhibit 1.A.(11)

            MEMORANDUM DESCRIBING TRANSFER AND REDEMPTION PROCEDURES
               AND METHOD OF COMPUTING ADJUSTMENTS IN PAYMENTS AND
              CASH VALUES UPON CONVERSION TO FIXED BENEFIT POLICIES




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                        PHL Variable Insurance Company's
                     Redemption and Transfer Procedures and
                    of Computing Adjustments in Payments and
              Cash Values Upon Conversion to Fixed Benefit Policies
              -----------------------------------------------------



        This document sets forth, as required by Rule 6e-3(T)(b)(12)(ii), the administrative procedures that will be followed by PHL Variable Insurance Company ("PHL Variable") in connection with the issuance of the Policies described in this Registration Statement, the transfer of assets held thereunder, and the redemption by Policyowners of their interests in the Policies. This document also describes, as required by Rule 6e-3(T)(b)(13)(v)(B), the method that PHL Variable will use in adjusting the payments and cash values when a Policy is exchanged for a fixed benefit insurance policy.


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1.     "Public Offering Price":
        (a)   Purchase and Related Transactions
              ---------------------------------
        Set out below is a summary of the principal Policy provisions and administrative procedures that might be deemed to constitute, either directly or indirectly, a "purchase" transaction. The summary shows that, because of the insurance nature of the Policies, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and contractual plans. The minimum Issue Premium for a Policy is generally 1/6 of the Planned Annual Premium. The Planned Annual Premium is the premium amount that the Policyowner agrees to pay each Policy Year. It must be at least equal to the minimum premium for the face amount of insurance selected and must be no greater than the maximum premium (described below) allowed for the face amount selected. The Issue Premium is due on the Policy Date. The Insured must be alive when the Issue Premium is paid. Thereafter, the amount and payment frequency of planned premiums are as shown on the Schedule Page of the Policy. However, after the Issue Premium is paid, the amount and timing of subsequent premiums is completely flexible within the limitations of the maximum premium as described below and a minimum

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premium of $25. All premiums are paid to the Variable Products Mail Operations
("VPMO") of PHL Variable, except that the Issue Premium may be paid to an authorized agent of PHL Variable for forwarding to the Underwriting Department of PHL Variable.
         A Policyowner may increase or decrease the Planned Annual Premium or payment frequency at any time by written notice to VPMO. PHL Variable reserves the right to limit increases to such maximums as may be established from time to time. Additional premium payments may be made at any time. Each premium payment must be at least equal to $25 or, if made during a grace period, the payment must equal the amount needed to prevent lapse of the Policy.
        The Policy contains a total premium limit as shown on the Schedule Page. This limit is applied to the sum of all premiums paid under the Policy and is reduced by the sum of all partial surrender amounts paid out by PHL Variable. If the total premium limit is exceeded, the Policyowner will receive the excess, together with any interest at an annual rate of not less than 4%, not later than sixty days after the end of the Policy Year in which the limit was exceeded. The Policy Value will then be adjusted to reflect the refund. The amount to be taken from each subaccount or the Guaranteed Interest Account ("GIA") will be allocated in the same manner as provided for monthly deductions unless the Policyowner requests otherwise in writing. The total premium limit may be exceeded if additional premium is needed to prevent lapse or if PHL Variable determines that additional premium would be permitted by federal laws or regulations.
        Any premium payments will be reduced by a premium tax charge of 2.25% and a federal tax charge of 1.50%.
        Premium payments received during a grace period also will be reduced by the amount needed to cover any monthly deductions during the grace period. The remainder will be applied on the Payment Date to the various subaccounts of the PHLVIC Variable Universal Life Account (the "VUL Account") or to the GIA, based on the premium allocation schedule elected in the application for the Policy or as later changed by the Policyowner. The allocation schedule

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for premium payments may be changed by calling or by written notice to VPMO.
Allocations to the Account subaccounts or to the GIA must be expressed in terms of whole percentages.
        The Policies will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws. State insurance laws generally prohibit unfair discrimination among Insureds but recognize that premiums may be based upon factors such as age, sex and health.

        (b)   Application and Initial Premium Processing
              ------------------------------------------
        Upon receipt of a completed application, PHL Variable will follow certain insurance underwriting (i.e., evaluation of risks) procedures designed to determine whether the Applicant is insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed Insured before a determination can be made. A Policy will not be issued until this underwriting procedure has been completed.
        PHL Variable will generally allocate the Issue Premium less applicable charges to the Account or GIA upon receipt of a completed application, in accordance with the allocation instructions in the application for the Policy. However, Policies issued in certain states, and, if applicable, in certain states pursuant to applications on which the Applicant notes that the Policy is intended to replace existing insurance, are issued with a Temporary Money Market Allocation Amendment. Under this Amendment, PHL Variable temporarily allocates the entire Issue Premium paid less applicable charges (along with any other premiums paid during the Right to Cancel Period) to the Money Market Subaccount of the Separate Account until the expiration of the Right to Cancel Period. At the end of the Right to Cancel Period, the Policy Value of the Money Market Subaccount is allocated among the subaccounts of the Account or to the GIA in accordance with the Applicant's allocation instructions as set forth in the application for insurance.
         A Policy may be returned by mailing or delivering it to PHL Variable within ten days after the Policyowner receives it (or longer in some states); within 10 days after PHL Variable mails or delivers a written notice of withdrawal right to the Policyowner; or within 45 days after the

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Applicant signs the application for a Policy, whichever occurs latest (the
"Right to Cancel Period"). The returned Policy is treated as if PHL Variable never issued the Policy and, except for Policies issued with a Temporary Money Market Allocation Amendment, PHL Variable will return the sum of the following as of the date PHL Variable receives the returned Policy: (i) the then current Policy Value less any unpaid loans and loan interest; plus (ii) any monthly deductions, partial surrender fees and other charges made under the Policy, including investment advisory fees, or any Fund expenses deducted. The amount returned for Policies issued with the Temporary Money Market Amendment will equal the premium paid less any unrepaid loans and loan interest, and less any partial surrender amounts paid.
        PHL Variable reserves the right to disapprove an application for processing within 7 days of receipt at PHL Variable of the completed application for insurance, in which event PHL Variable will return the premium paid. Even after approval of the application for processing, PHL Variable reserves the right to decline issuance of the Policy, in which event PHL Variable will refund the Applicant the same amount as would have been refunded under the Policy had it been issued but returned for refund during the Right to Cancel period.
         During the first 10 Policy Years, there is a difference between the amount of Policy Value and the amount of Cash Surrender Value of the Policy. This difference is the surrender charge, consisting of a contingent deferred sales charge designed to recover expenses for the distribution of Policies that are terminated by surrender before distribution expenses have been recouped, and a contingent deferred issue charge designed to recover expenses for the administration of Policies that are terminated by surrender before administrative expenses have been recouped. These are contingent charges because they are paid only if the Policy is surrendered (or the face amount is reduced or the Policy lapses) during this period. They are deferred charges because they are not deducted from premiums. The contingent deferred issue charge is set at a level designed to recover actual costs and is not designed to result in any profit for PHL Variable.

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        (c)   Repayment of Indebtedness
              -------------------------
        Debt may be repaid at any time during the lifetime of the Insured while the Policy is in force. Any Debt repayment received by PHL Variable during a grace period will be reduced to cover any overdue monthly deductions and the balance will be applied to reduce the Debt. Such balance, in excess of any outstanding accrued loan interest, will be applied to reduce the loaned portion of the GIA and will be transferred to the unloaned portion of the GIA to the extent that loaned amounts taken from such Account have not been previously repaid. Otherwise, such balance will be transferred among the subaccounts as the Policyowner requests upon repayment and, if no allocation request is made, PHL Variable will use the most recent premium allocation schedule on file.
        While there is outstanding Debt on the Policy, any payments received by PHL Variable for the Policy will be applied directly to reduce the Debt unless they are specified as a premium payment by the Policyowner. Until the Debt is fully repaid, additional Debt repayments may be made at any time during the lifetime of the Insured while the Policy is in force.
        (d)   Correction of Misstatement of Age or Sex
              ----------------------------------------
If the age or sex of the Insured has been misstated, the death benefit will be adjusted based on what the cost of insurance charge for the most recent monthly deduction would have purchased based on the correct age and sex.
        (e)   Additional Insurance Options
              ----------------------------
        While the Policy is in force and the Policyowner is insurable, the Policyowner will have the option to purchase additional insurance on the same Insured with the same guaranteed rates as the Policy without being assessed an Issue expense charge. PHL Variable will require evidence of insurability and charges will be adjusted for the Insured's new Attained Age and any change in risk classification. However, if elected on the application, the Policyowner may, at predetermined future dates, purchase additional insurance protection on the same Insured without evidence of insurability.

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       In addition, once each Policy Year, a Policyowner may request an increase in face amount. This request should be made within 90 days prior to the Policy Anniversary and is subject to an issue expense charge of $1.50 per $1,000 of increase in face amount, up to a maximum of $600 and to PHL Variable's receipt of adequate evidence of insurability. A Right to Cancel Period applies to each increase in face amount.
2. "Redemption Procedures":
        Surrender and Related Transactions
        ----------------------------------
        This section outlines those procedures which might be deemed to constitute redemptions under the Policy. These procedures differ in certain significant respects from the redemption procedures for mutual funds and contractual plans.
        (a)   Cash Values
              -----------
        At any time during the lifetime of the Insured and while the Policy is in force, the Policyowner may partially or fully surrender the Policy by sending a written release and surrender in a form satisfactory to PHL Variable to VPMO, along with the Policy if PHL Variable so requires. The amount available for surrender is the Cash Surrender Value at the end of the Valuation Period during which the surrender request is received at VPMO.
        If the Policy is being fully surrendered, the Policy itself must be returned to the VPMO, along with the Written Request and Surrender of all claims in a form satisfactory to PHL Variable. A Policyowner may elect to have the amount paid in a lump sum or under a payment option.
        If the Policy is being partially surrendered, the Policy Value will be reduced by the sum of the following: (i) partial surrender amount paid; (ii) a partial surrender fee equal to the lesser of $25 or 2% of the partial surrender amount paid; and (iii) the applicable partial surrender charge. The partial surrender charge is equal to a prorated portion of the applicable surrender charge that would apply to a full surrender, and is determined by multiplying the applicable surrender charge by a fraction. This fraction is equal to the partial surrender amount payable divided by the result of subtracting the applicable surrender charge from the Policy Value. This amount is

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assessed against the subaccounts or the GIA in the same manner as provided for the partial surrender amount paid.
         PHL Variable reserves the right not to allow partial surrenders of less than $500. In addition, if the share of the Policy Value in any subaccount or in the GIA that would be reduced as a result of a partial surrender would, immediately after the partial surrender, be less than $500, PHL Variable reserves the right to require that as part of any partial surrender the entire remaining balance in that subaccount or the GIA be surrendered.
        After a partial surrender, the Cash Surrender Value will be reduced by the partial surrender amount paid plus the partial surrender fee. The face amount of the Policy also will be reduced by the same amount as the Policy Value is reduced as described above.
        (b)   Benefit Claims
              --------------
         The death benefit (under Option 1) equals the Policy's face amount on the date of the Insured's death or, if greater, the minimum death benefit on the date of death. Under Option 2, the death benefit equals the Policy's face amount on the date of the Insured's death plus the Policy Value. If no Option has been chosen, Option 1 will apply.
         The minimum Death Benefit is the Policy Value on the date of death of the Insured increased by the applicable percentage from the table contained in the Policy, based on the Insured's Attained Age at the beginning of the Policy Year in which the death occurs.
         A Policyowner may request a decrease in Face Amount at any time after the first Policy Year. Unless PHL Variable agrees otherwise, the decrease must at least equal $10,000 and the Face Amount remaining after the decrease must at least equal $25,000. All face amount decrease requests must be in writing and will be effective on the first Monthly Calculation Day following the date PHL Variable approves the request. A partial surrender charge will be deducted from the Policy Value based on the amount of the decrease. The charge will equal the applicable surrender charge that would apply to a full surrender multiplied by a fraction, (the decrease in Face Amount divided by the Face Amount of the Policy before the decrease).
         A partial surrender or a decrease in Face Amount generally decreases the Death Benefit.

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        (c)   Payment of Proceeds
              -------------------
        Proceeds of full or partial surrenders and the death benefit proceeds will usually be paid in one lump sum within seven days after PHL Variable receives the request for surrender or due proof of death, unless another payment option has been elected. Payment of the death proceeds, however, may be delayed if the claim for payment of the death proceeds needs to be investigated to ensure payment of the proper amount to the proper payee. Any such delay will not be beyond that reasonably necessary to investigate such claims consistent with insurance practices customary in the life insurance industry.





















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(1) Payment from the Account may be postponed whenever: (i) the New York Stock
Exchange is closed other than for customary week-end and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the SEC;
(ii) the SEC by order permits postponement for the protection of Policyowners; or (iii) an emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Account's net assets. (Payments under the Policy of any amount derived from premiums paid by check may be postponed until such time as the check has cleared the Policyowner's bank.)

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        (d)   Policy Loans
              ------------
        While the Policy is in force, a loan may be obtained against the Policy up to the available loan value. The loan value on any day is 90% of the result of subtracting the then remaining surrender charge from the Policy Value. The available loan value is the loan value on the current day less any outstanding Debt.
        The amount of any loan will be added to the loaned portion of the GIA and subtracted from the Policy's share of the subaccounts or the unloaned portion of the GIA, based on the allocation requested at the time of the loan. The total reduction will equal the amount added to the loaned portion of the GIA.
         Allocations must generally be expressed in terms of whole percentages. If no allocation request is made, the amount subtracted from the share of each subaccount or the unloaned portion of the GIA will be determined in the same manner as provided for monthly deductions. Interest will be credited and the loaned portion of the GIA will increase at an effective annual rate of 2%, compounded daily and payable in arrears. At the end of each Policy year and at the time of any debt repayment interest credited to the loaned portion of the GIA will be transferred to the unloaned portion of the GIA.
        Failure to repay a policy loan or to pay loan interest will not terminate the Policy except as otherwise provided under the terms of the Policy concerning the grace period and lapse.
        In the future, PHL Variable may not allow Policy loans of less than $500, unless such loan is used to pay a premium due on another PHL Variable policy.
        The Policyowner will pay interest on the loan at an effective annual rate, compounded daily and payable in arrears. The loan interest rates in effect are: 4% for Policy years 1-10 (or the Insured's age 65, if earlier); 3% through Policy year 15; and 2 1/2% for Policy years 16 and thereafter. At the end of each Policy Year, any unpaid interest due on the Debt will be treated as a loan and will be offset by a transfer from the Policyowner's values to the value of the loaned portion of the GIA.

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        (e)   Policy Lapse
              ------------
        Unlike conventional life insurance policies, the payment of the Issue Premium no matter how large, or the payment of additional premiums will not necessarily continue the Policy in force to its Maturity Date.
         If on any Monthly Calculation Day during the first two Policy Years, the Policy Value is insufficient to cover the monthly deduction, a grace period of 61 days will be allowed for the payment of an amount equal to three times the required monthly deduction. If on any Monthly Calculation Day during any subsequent Policy Year, the Cash Surrender is less than the required monthly deduction, a grace period of 61 days will be allowed for the payment of an amount equal to three times the required monthly deduction. However, until the Cash Surrender Value becomes positive for the first time, the Policy will not lapse as long as all premiums planned at issue have been paid.
         The Policy will continue in force during any such grace period. Failure to pay the additional amount within the grace period will result in lapse of the Policy, but not before thirty days have elapsed since PHL Variable mailed written notice to the Policyowner. If a premium payment for the additional amount is received by PHL Variable during the grace period, the amount of any premium over what is required to prevent lapse will be allocated among the subaccounts of the Account or to the GIA in accordance with the then current premium allocation schedule.
        In determining the amount of "excess" premium to be applied to the subaccounts or the GIA, PHL Variable will deduct the premium tax and the amount needed to cover any monthly deductions not made during the grace period. If the Insured dies during the grace period, the Death Benefit will equal the amount of the Death Benefit immediately prior to the commencement of the grace period.
3.     Transfers of Policy Value
       -------------------------
         The Policyowner may transfer all or a portion of the Policy Value among each subaccount of the Account and the unloaned portion of the GIA. Generally, a Policyowner may make only one transfer per Policy Year from the unloaned portion of the GIA and the amount transferred cannot exceed the greater of $1,000 or 25% of the value of the Policy in the

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unloaned portion of the GIA at the time of transfer. Transfers from the unloaned portion of the GIA will be effectuated upon receipt by VPMO.
        PHL Variable reserves the right to permit transfers of less than $500 only if the entire balance in the subaccount or the GIA is transferred.
        PHL Variable reserves the right to prohibit a transfer to any subaccount of the Account where the resultant value of the Policy's share in that subaccount immediately after the transfer would be less than $500. It further reserves the right to require that the entire balance of a subaccount or the GIA be transferred if the share of the Policy in the value of that subaccount would, immediately after the transfer, be less than $500.
         For policies issued with the Temporary Money Market Allocation Amendment, transfers may not be made until termination of the Right to
Cancel Period.
4.     Conversion Procedures
       ---------------------
         The Policyowner may effectively exchange the Policy for a non-variable life insurance policy offered by PHL Variable ("Non-Variable Life Policy") on the life of the Insured at any time, by transferring the Policy Value to the GIA. The benefits under the GIA do not vary with the investment experience of subaccounts in a separate account. Otherwise the Policy benefits are unchanged. No evidence of the Insured's insurability is required for this transfer. The Policy will have the same Death Benefit after the transfer. The Policy Date, issue age and risk class will remain the same.
        The transfer will be effective as outlined above under "Transfers of Policy Value." Any Policy loans outstanding on the date of transfer will remain outstanding.

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